LegalOpinion.com Restructured as Drayton Richdale Corp., New Symbol DRYT

April 14, 2004 09:00:00 AM ET

LegalOpinion.com (OTC:LAWW), a leading provider of online legal support, today announced that its board of directors has approved a 4-to-1 reverse stock split of the company's outstanding common shares and a change of name to Drayton Richdale Corp. The new trading symbol is DRYT.

As a result of the reverse stock split, every four shares of Dayton Richdale Corp. common stock will be exchanged for one share (4:1), effective April 14, 2004. The reverse stock split affects all shares of common stock, stock options, and warrants outstanding as of immediately prior to the effective time of the reverse stock split. The number of shares of Drayton Richdale Corp. common stock currently outstanding is 45,101,942. This will reduce the company's outstanding shares to 11,227,650 shares.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of the company's management of growth and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

Contact Information: The Financial Partner Corporate Communications for Drayton Richdale Corp. Amparo Munoz, 866-813-7320